FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Webcast presentation dated February 13, 2014.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 13, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer

3

Acquisition of Apache Argentina February 13, 2014

Disclaimer

Safe harbor statement under the US Private Securities Litigation Reform Act of 1995.
This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform
Act of 1995.
These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict.
YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements.
Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange
Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s
Annual Report on Form 20-F for the fiscal year ended December 31, 2012 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.
Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.

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Transaction Overview
• Acquisition of 100% of Apache operations in Argentina and subsequent sale of some Vaca Muerta acreage to Pluspetrol
(1) Includes 51,000 prospective acres
originally from YPF
• Net value of transaction 583 MUSD
• YPF will pay 800 MUSD for all assets plus working capital
• Pluspetrol will acquire from YPF Vaca Muerta acreage for 217 MUSD
(1)
• All cash transaction: 50 MUSD at signing and balance at closing
• YPF finances 150 MUSD with a 2-year credit facility and balance with cash on hand
• Producing assets: 46.800 Boe/d
(2)
(74% natural gas - 26% liquids)
• Proven reserves: 135 Million Boe
(3)
• Closing date: On or before March 13, 2014
• In connection with the transaction, the Company obtained a 8.5 bn ARS line of credit from the Argentine Treasury
(2) As of December 2013
(3) Based on Apache’s unaudited reserves report as of June 2013 considering Rio
Negro concession extension

Strategic Rationale

Consistent with YPF’s plan to grow production supply of hydrocarbons in Argentina
Transforms YPF into the largest producer of natural gas in Argentina
Cash generating assets with existing production and ready-to-drill inventory
Addition of proven reserves at a convenient cost
Substantially all revenue base is dollarized
Assets can be easily integrated into YPF existing operations
Project portfolio allows for rapid increase in activity and production
Reaffirms strategy to develop shale resources with strategic partners
Minimum impact to YPF credit ratios

Apache Argentina Assets
Operates in 2 prolific basins
Apache
Argentina
Buenos Aires
Neuquen
Basin
Austral
Basin
46,800 Boe/d production
(1)
135 MBoe proven reserves
(2)
Significant conventional resource base
480,000 acres of Vaca Muerta potential
Widespread field infrastructure
350+ employees
(2) Based on Apache’s unaudited reserves report as of June 2013 considering Rio
Negro concession extension
(1) As of December 2013
5
• 10,400 Bbl/d of crude
• 5.5 Mm3/d of natural gas
• 1.860 Bbl/d of NGL

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28 concessions (23 operated & 5 non-operated)
750+ producing wells
Production
(1)
• 7,600 Bbl/d of crude
• 3.7 Mm
3
/d of natural gas
• 1,480 Bbl/d of NGL
Accelerate gas opportunities from Lajas in EFO
Develop gas from Precuyo and oil from Centenario and
Mulichinco formations in AND
1 drilling rig and 1 workover rig
2 LPG and 4 gas treatment plants
(1) As of December 2013

Apache Argentina Assets - Neuquina Basin

7
180+ producing wells
Production
(1)
• 2,800 Bbl/d of crude
• 1.8 Mm
3
/d of natural gas
• 380 Bbl/d of NGL
1 LPG and 3 gas treatment plants
Maintain gas production in San Sebastian
Develop wet gas projects in Lago Fuego and Los
Chorrillos
Increase price of natural gas
7 concessions
(1) As of December 2013

Apache Argentina Assets - Tierra del Fuego

8 exploratory wells
480,000 prospective acres
• 300,000 shale gas potential
• 180,000 shale oil potential
Farmed out to Pluspetrol 307,000 net acres
(1)
Focus on implementing pilot project in La Calera
10 concessions
(1) Includes 51,000 prospective acres originally from YPF acreage 8
Apache Argentina Assets - Vaca Muerta

YPF
Apache
Argentina
% increase
Revenues (MARS)
(1) 83,681 2,789 3.3%
EBITDA (MARS)
(1)
23,859 1,060 4.4%
Reserves (MBoe)
(2)
979 135 13.8%
Production (Kboe/d)
(3)
496.5 46.8 9.4%
Crude (Kbbl/d)
(3) 235.1 10.4 4.4%
Natural Gas (Mm3/d)
(3) 35.6 5.5 15.4%
Acreage VM Acres
3,000,000 224,200 7.5%
(1) YPF LTM until Q3 2013, Apache Argentina audited figures of 2012
(2) YPF as of December 2012, Apache Argentina based on Apache’s unaudited reserves report as of June 2013 considering Rio Negro concession extension
(3) YPF Q3 2013 production figures, Apache Argentina December 2013 production
Key Metrics

Asset Value (in millions of USD)
Acquisition cost 800
VM divestiture -217
Asset value 583
Asset value ex-Vaca Muerta 425
Transaction Value
Value Metrics
Asset value
Assets value
ex-Vaca Muerta
Value / P1 (USD/Boe) 4.3 3.1
Value / EBITDA 2.5x 1.8x
Value / Production (USD/Boe) 12,500 9,100
10
(1)  Includes 53,000 acres originally from YPF.
(2)  Net producing assets value estimated with subtracting an extrapolation of the conditions of Pluspetrol divestiture to Vaca Muerta acreage acquired in the transaction net to YPF.
(3)  Full year 2012 EBITDA converted at 2012 average FX of 4.55 ARS/USD.
(1)
(2)
(3)

Summary
Excellent opportunity to acquire an ongoing operation with significant upside in conventional reserve development and unconventional resource exploration
Increased natural gas production by 15%
Access to Medanito quality oil production and reserves
Accelerate conventional development increasing activity to 4 drilling rigs
Boost YPF reserves by 14%
Acquisition accomplished without affecting YPF’s liquidity and leverage ratios
New partnership to enhance exploration and development of Vaca Muerta formation

Acquisition of Apache Argentina February 13, 2014